

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170098

DIVISION OF
CORPORATION FINANCE

February 7, 2017

Shilpi Gupta
Skadden, Arps, Slate, Meagher & Flom LLP
shilpi.gupta@skadden.com

Re: The Middleby Corporation
Incoming letter dated January 10, 2017

Dear Mr. Gupta:

This is in response to your letter dated January 10, 2017 concerning the shareholder proposal submitted to Middleby by the Trillium Small/Mid Cap Fund et al. We also have received a letter on the proponents' behalf dated January 20, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Allan Pearce
Trillium Asset Management, LLC
apearce@trilliuminvest.com

February 7, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Middleby Corporation
Incoming letter dated January 10, 2017

The proposal requests that Middleby issue a sustainability report describing the company's environmental, social and governance policies, performance and improvement targets, including a discussion of greenhouse gas emissions management strategies and quantitative metrics.

We are unable to concur in your view that Middleby may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Middleby's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Middleby may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

January 20, 2017

VIA email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Middleby Corporation – 2017 Annual Meeting Omission of Shareholder Proposal Submitted by Trillium Asset Management, on behalf of the Trillium Small/Mid Cap Fund, Plymouth Congregational Church of Seattle and Sierra Club Foundation

Dear Sir/Madam:

This letter is submitted on behalf of the Trillium Small/Mid Cap Fund, Plymouth Congregational Church of Seattle and Sierra Club Foundation by Trillium Asset Management, LLC, as the designated representative in this matter (hereinafter referred to as “Proponents”), who are beneficial owners of shares of common stock of The Middleby Corporation (hereinafter referred to as “Middleby” or the “Company”), and who have submitted a shareholder proposal (hereinafter referred to as “the Proposal”) to Middleby, to respond to the letter dated January 10, 2017 sent to the Office of Chief Counsel by Skadden, Arps, Slate, Meagher & Flom, LLP, on behalf of Middleby, in which it contends that the Proposal may be excluded from the Company's 2017 proxy statement under Rule 14a-8(i)(10).

I have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in Middleby’s 2017 proxy statement because the Company has not substantially implemented the Proposal. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Lance Phillips and Shilpi Gupta at Skadden, Arps, Slate, Meagher & Flom LLP, on behalf of Middleby, via email at lance.phillips@skadden.com and Shilpi.Gupta@skadden.com.

The Proposal

The Proposal, the full text of which is attached as Attachment A, requests:

> Shareholders request The Middleby Corporation (Middleby) issue a sustainability report describing the company's environmental, social, and governance (ESG) policies, performance, and improvement targets, including a discussion of greenhouse gas (GHG) emissions management strategies and quantitative metrics. This report should be updated annually, be prepared at reasonable cost, and omit proprietary information.

The Commission has stated that the Rule 14a-8(i)(10) exclusion "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management..." Exchange Act Release No. 12,598 (1976). In order for the company to meet its burden under the rule, it must clearly demonstrate that the company's actions satisfy both the proposal's core concerns and its key elements. See, e.g. The Southern Company (March 16, 2011); The Coca-Cola Co. (January 19, 2004) (proposal seeking direct access to data while company only offering a public report of a third party); 3M Company (March 2, 2005) (proposal seeking implementation on eleven principles relating to human and labor rights in China not substantially implemented despite company's comprehensive policies and guidelines); Chesapeake Company (April 13, 2010).

Middleby argues that improvements to certain aspects of its products as well as its Sustainability Report from 2009 are sufficient to conclude that the Company has acted favorably on the matter. But it is overwhelmingly evident that Middleby has not satisfied the Proposal's core concerns and its key elements because an 8 year old sustainability report, and a few mentions of sustainability and product improvements in a 10-K is nowhere close to constituting an annual "sustainability report describing the company's environmental, social, and governance (ESG) policies, performance, and improvement targets, including a discussion of greenhouse gas (GHG) emissions management strategies and quantitative metrics." While we believe this is for all intents and purposes self-evident, we feel it necessary to provide the following details.

The company has not provided annual information: The Proposal requests a sustainability report that is updated annually. Meanwhile, the Sustainability Report Middleby refers to in its no-action request is its 2009 Sustainability Report. On page 17 of its 2009 Sustainability Report (available at: http://phx.corporate-ir.net/phoenix.zhtml?c=85145&p=irol-govHighlights), Middleby states: "For the 2010 sustainability report, we expect to report energy efficiency improvements in more detail." This clearly indicates Middleby intended to provide an update to this sustainability report in 2010 and suggests that Middleby understands the need for annual reporting. However, this hasn't happened and the company has not provided an update since its 2009 report.

Further evidence of the Company's awareness of the need for annual reporting lies in the fact that the Company is targeting "***annual*** [emphasis added] energy efficiency improvements" as stated on page 17 of its 2009 Sustainability Report. The only way to verify whether Middleby is making annual improvements is if it provides annual reporting on such indicators, which it has not done.

Given the extended period of time since Middleby's last ESG disclosures, it is not safe to assume that the practices mentioned in 2009 still apply today, calling into question the points made in the Company's no-action request. In contrast, it is reasonable to believe that Middleby's practices have changed significantly over the past seven years, underscoring the need for updated reporting. Investors have no way of understanding or evaluating Middleby's practices based on an 8 year old report.

The Company also states that it has provided its commitment to focusing on the environmental improvements of its products in its Form 10-K disclosure for the year ended January 2, 2016. Unfortunately, this information relates solely to its products and does not cover, describe or disclose any of the company's ESG policies, performance, or improvement targets. As Middleby has not provided annual reporting that addresses the core elements of the Proposal, the Company cannot be said to have substantially implemented the Proposal.

The Company has not provided a description of its environmental, social, or governance policies: The Proposal requests Middleby publish a sustainability report describing its environmental, social, and governance policies. A policy is defined by Merriam Webster as "a high-level overall plan embracing the general goals and acceptable procedures, especially of a governmental body."[1] Middleby's no-action request simply states: "Pursuant to Middleby's environmental policies and emissions targets, the Sustainability Report provides that Middleby "continue[s] to reduce emissions and use alternative or renewable sources when possible for [its] energy needs." This is a statement made by Mr. Bassoul, CEO and Chairman of the Board, and does not classify as an environmental policy in the Proponent's opinion because it is not a high-level overall plan and only focuses on two specific environmental topics. This does not address all environmental issues of importance to the Company which could include environmental management systems, energy usage, water usage, greenhouse gas (GHG) emissions, hazardous waste, and toxic chemicals. Moreover, the Company does not even refer to this as an Environmental Policy.

Furthermore, it is enormously important to observe that in its no-action request, Middleby does not provide *any* indication of the existence of social or governance policies. Trillium conducted a review of Middleby's website and found a Code of Ethics, Conflict Minerals Policy, and a Social Responsibility Commitment at http://phx.corporate-ir.net/phoenix.zhtml?c=85145&p=irol-govhighlights. While these

[1] https://www.merriam-webster.com/dictionary/policy.

documents provide some related information, they cannot be said to constitute a sustainability report.

The Company has not provided a thorough description of its environmental, social, and governance performance: In Middleby's 2009 Sustainability Report, the Company provides a few select data points on workplace safety in 2007, 2008, and 2009, and one metric on stainless steel recycling. In addition, the Company provides several generic statements related to environmental performance – for example, Middleby's CEO states the Company continues to work with freight companies to enhance "operational efficiencies, reduce waste, and drive down fuel consumption and emissions."

However, the Proposal requests a description of Middleby's environmental, social, and governance performance, which is not clearly provided. One telling example of the lack of performance reporting can be found on page 17 of the 2009 Sustainability Report where the Company states "For the 2010 sustainability report, we expect to report energy efficiency improvements in more detail." This suggests the company is aware that the level of information it has provided around its energy efficiency performance is insufficient and that it planned to provide more thorough performance information in future years.

Beyond the Company's lone metric on steel recycling in 2009, Middleby does not provide any other environmental performance data or sufficient context to understand Middleby's environmental performance. For example, the Company has not reported performance on its energy usage, water usage, greenhouse gas (GHG) emissions, waste, or other environmental metrics.

Furthermore, there has been no update on workplace safety since 2009, nor is there any description of performance data related to other social or governance indicators. Given the significant lack of information or disclosures on ESG performance reporting, the Company cannot claim to be substantially implementing the Proposal.

The Company has not articulated ESG improvement targets: The Proposal requests Middleby describe its ESG improvement targets. In its no-action request, Middleby states, "regarding Middleby's social and governance improvement targets, the Sustainability Report provides that Middleby "believes in the importance of social responsibility in its business practices" and strives "to reach the highest standards in serving [its] customers and employees, and caring for the environment"." However, believing in the importance of social responsibility or striving "to reach the highest standards" does not constitute an improvement target. Perhaps at best it can be described as a statement of aspiration, but it clearly and unequivocally is not a target.

Typically an improvement target would specify what ESG topic the Company intends to improve over time alongside a baseline by which improvement can be measured. In subsequent years, companies usually provide supporting data that demonstrates progress towards achieving its targets. Middleby provides an example of an environmental improvement target when it states, on page 17 of its 2009 Sustainability Report, “The company targets annual energy efficiency improvements at each operation.” While this does not provide a baseline, supporting data, or specify how much of an improvement Middleby intends to make, it does at least indicate Middleby is capable of developing an energy efficiency target and knows what one could look like.

Beyond this limited example, Middleby has not articulated an actual slate of environmental, social, and governance improvement targets that demonstrate the topics that it is trying to improve upon, leaving the Proposal unimplemented.

Middleby has not provided a discussion of GHG management strategies or metrics: The Proposal requests Middleby describe its GHG management strategies and metrics. In his introductory letter to the 2009 Sustainability Report, Middleby’s CEO and Chairman of the Board states: “We continue to reduce emissions and use alternative or renewable sources when possible for our energy needs.” The Company also identifies some energy efficiency initiatives that were in place in 2009. While these initiatives could form the basis of an overall GHG management strategy it must first be pointed out that these statements are 8 years old. There undoubtedly remains a need for an updated, specific description of the Company’s GHG management strategies. This is especially important in light of the heightened global awareness being paid to climate change following the global agreement reached in Paris in December, 2015 and ratified in November, 2016 striving to limit global temperature increases to 2 degrees C.

Regarding metrics, Middleby does not provide *any* related metrics or data points that would enable an understanding of the Company’s GHG emissions performance. In the second paragraph of the supporting statement of the Proposal, we state that CDP, representing 827 institutional investors globally with approximately $100 trillion in assets, calls for company disclosures on GHG emissions and climate change management programs. Proponents believe this indicates a significant number of investors agree with our position and should have the opportunity to express that opinion through a vote on the Proposal.

Many other companies provide this level of reporting: In the fourth paragraph of the Support Statement of the Proposal, we list Assa Abloy, Cabot Corporation, Minerals Technologies, Cytec Solvay Group, and Lincoln Electric as examples of small- to mid-sized industrial companies publishing sustainability metrics, improvement targets, and supporting qualitative details.

In particular, Assa Abloy's 2015 Sustainability Report is a great example (which can be accessed here: http://www.assaabloy.com/Global/Sustainability/Sustainability-Report/2015/Sustainability%20Report%202015.pdf). Assa Abloy provides a comprehensive report with a table laying out environmental and social performance indicators with six years of data. Indicators addressed include, but are not limited to,

- Number of entities covered by ISO 14001 Environmental Management Systems
- Energy, Water, Hazardous waste, and GHG emissions intensities
- Injury rates
- Gender Equality
- Audits of suppliers in low-cost countries

In addition, Assa Abloy summarizes its performance over the 2010-2015 period and states whether or not it achieved its improvement targets, which are specific and measurable. For example, the company reduced its energy intensity by 30%, thus achieving its goal to reduce energy intensity by 15% from 2010 to 2015. Moving Forward, Assa Abloy articulated new numeric improvement targets for many of its key performance indicators, to be achieved by 2020.

Finally, Assa Abloy provides a thorough description of its management approach to environmental, social, and governance issues, including greenhouse gas emissions, water, chemicals, energy, supply chain sustainability, labor force, occupational health and safety, diversity, compliance, anti-corruption, and organizational management responsibility.

In summary, we filed this Proposal because we believe Middleby has significant room for improvement in the quality, depth, and breadth of its ESG polices, performance, improvement targets, and related disclosures. First, Proponents believe Middleby is lacking in comprehensive ESG policies. Second, in the absence of eight years of updates on ESG performance, investors are left completely unable to determine if the Company's management of ESG risks and opportunities is adequate. Third, without improvement targets investors are unable to evaluate the Company's intended future trajectory on ESG issues. Finally, Middleby asks its investors to rely on information from 2009, which is hardly sufficient in 2017. These deficiencies are especially glaring in light of the fact that numerous other companies, that are similar in size and nature, are reporting annual information on ESG performance, policies, and improvement targets. For all of the reasons mentioned herein, Proponents believe this Proposal has not been substantially implemented and that shareholders have the right to express their opinion by voting on the Proposal.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company, and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 953-8345 or apearce@trilliuminvest.com with any questions related to this matter, or if the Staff wishes any further information.

Sincerely,



Allan Pearce
Shareholder Advocate

CC: Lance Phillips, via email at lance.phillips@skadden.com;
Shilpi Gupta, via email at Shilpi.Gupta@skadden.com.

Attachment A

ENVIRONMENTAL REPORTING AND GHG EMISSIONS

RESOLVED
Shareholders request The Middleby Corporation (Middleby) issue a sustainability report describing the company's environmental, social, and governance (ESG) policies, performance, and improvement targets, including a discussion of greenhouse gas (GHG) emissions management strategies and quantitative metrics. This report should be updated annually, be prepared at reasonable cost, and omit proprietary information.

SUPPORTING STATEMENT
Proponents believe tracking and reporting on ESG practices strengthens a company's ability to compete and adapt in today's global business environment, which is characterized by finite natural resources, changing legislation, and heightened public expectations for corporate accountability. Transparent, substantive reporting allows companies to better integrate and capture value from existing sustainability efforts, identify gaps and opportunities in policies and practices, enhance company-wide communications, and recruit and retain employees.

Support for the practice of sustainability reporting continues to gain momentum:

- In 2015, KPMG found that of 4,500 global companies 73% had ESG reports.
- CDP, representing 827 institutional investors globally with approximately $100 trillion in assets, calls for company disclosure on GHG emissions and climate change management programs. Seventy percent of the S&P 500 reported to CDP in 2015.
- One of the United Nations' Principles for Responsible Investment (PRI) is to seek "appropriate disclosure on ESG issues"; the PRI has more than 1,500 signatories with over $60 trillion in assets under management.

The link between strong sustainability management and value creation is increasingly evident. A 2012 Deutsche Bank review of 100 academic studies, 56 research papers, two literature reviews, and four meta-studies on sustainable investing found 89% of the studies demonstrated that companies with high ESG ratings showed market-based outperformance. Similarly, a report published by WWF, CDP, and McKinsey & Company, found that companies with GHG targets achieved an average of 9% better return on invested capital than companies without targets.

Middleby last published a Sustainability Report in 2010 and has a website highlighting some of the energy efficiency benefits of its products. However, Middleby has not recently disclosed quantitative metrics conveying the company's operational ESG performance, its GHG data, or established goals to improve environmental performance. In contrast, Assa Abloy, Cabot Corporation, Minerals Technologies, Cytec Solvay Group, and Lincoln Electric are examples of the numerous, small- to mid- sized industrial companies publishing sustainability metrics and improvement targets alongside qualitative supporting details.

As shareholders, we believe it is prudent for Middleby to disclose how it is managing its ESG impacts, which can pose significant reputational, legal, regulatory, and financial risk to the company and its shareholders. Without appropriate disclosure, investors and other stakeholders cannot adequately assess how Middleby is managing its material ESG risks and opportunities.

We recommend that the report include a company-wide review of policies, practices, and quantitative metrics related to ESG performance. The Global Reporting Initiative (GRI) index,

CDP, and Sustainability Accounting Standards Board all provide resources and tools for guidance in developing this report.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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January 10, 2017

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: The Middleby Corporation – 2017 Annual Meeting
Omission of Shareholder Proposal Submitted by
Trillium Asset Management, on behalf of the Trillium
Small/Mid Cap Fund, Plymouth Congregational Church of
Seattle and Sierra Club Foundation

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, The Middleby Corporation, a Delaware corporation ("Middleby"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with Middleby's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Trillium Asset Management ("Trillium"), on behalf of Trillium Small/Mid Cap Fund, Plymouth Congregational Church of Seattle, and Sierra Club Foundation (the "Proponents"), from the proxy materials to be distributed by Middleby in connection with its 2017 Annual Meeting of Stockholders (the "2017 Proxy Materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to Trillium and the Proponents as notice of Middleby's intent to exclude the Proposal from the 2017 Proxy Materials.

Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if any of them submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to Middleby.

I. The Proposal

The resolution contained in the Proposal is set forth below:

> Resolved: Shareholders request The Middleby Corporation (Middleby) issue a sustainability report describing the company's environmental, social, and governance (ESG) policies, performance, and improvement targets, including a discussion of greenhouse gas (GHG) emissions management strategies and quantitative metrics. This report should be updated annually, be prepared at reasonable cost, and omit proprietary information.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in Middleby's view that it may exclude the Proposal from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because Middleby has substantially implemented the Proposal.

III. Background

Middleby received the Proposal from Trillium, accompanied by a letter from each of the Proponents authorizing Trillium to file the Proposal and to act on behalf of the Proponents, by email on November 21, 2016. On December 2, 2016, Middleby sent a letter to Trillium requesting a written statement verifying that the Proponents beneficially held the requisite number of shares of Middleby common stock continuously for at least one year (the "Deficiency Letter"). On December 5, 2016, Trillium sent Middleby correspondence, including a letter from Charles Schwab & Co. verifying the ownership of the Sierra Club Foundation and the Plymouth Congregational Church of Seattle as of November 17, 2016, and a letter from US Bank verifying the ownership of Trillium Small/Mid Cap Fund as of November 17, 2016. Copies of the Proposal, the Deficiency Letter, and related correspondence are attached hereto as Exhibit A.

IV. Middleby May Exclude the Proposal Pursuant to Rule 14a-8(i)(10) Because Middleby has Substantially Implemented the Proposal.

Under Rule 14a-8(i)(10), a shareholder proposal may be excluded from a company's proxy materials if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 34-20091 (August 16, 1983) (the "1983 Release") and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has consistently permitted the exclusion of a proposal when it has determined that the company's policies, practices and procedures or public disclosures compare favorably with the guidelines of the proposal. *See Wal-Mart Stores, Inc.* (Mar. 27, 2014) (permitting exclusion of a proposal requesting the compensation, nominating and governance committee to include at least one "employee engagement" metric when determining executives' incentive compensation where the company's management incentive plan already included a metric relating to employee engagement); *Entergy Corp.* (Feb. 14, 2014) (permitting exclusion of a proposal requesting that the company prepare a report on policies the company could adopt to reduce its greenhouse gas emissions, noting that the company's "public disclosures compare favorably with the guidelines of the proposal and that Entergy has, therefore, substantially implemented the proposal"); *Deere & Co.* (Nov. 13, 2012) (permitting exclusion of a proposal requesting that the board review and amend the company's code of business conduct to include human rights as a guide for its international and U.S. operations where the code of business conduct already addressed the company's commitment to human rights); *Abercrombie & Fitch Co.* (March 28, 2012) (permitting exclusion of a proposal requesting a sustainability report that includes strategies to reduce greenhouse gas emissions, addresses energy efficiency measures and other environmental and social impacts, and provides a review of the company's policies, practices and metrics related to social and environmental sustainability, noting that the company's public disclosures compare favorably with the guidelines of the proposal and that it has, therefore, been substantially implemented); *Duke Energy Corp.* (Feb. 21, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting that an independent board committee assess and prepare a report on the company's actions to build shareholder value and reduce greenhouse gas and other air emissions, noting that the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal and that Duke Energy has, therefore, substantially implemented the proposal"); *Dow Chemical Co.* (March 5, 2008) (permitting exclusion of a proposal requesting that the board prepare a global warming report where the company had addressed climate change in its Form 10-K and within publicly available materials on its company website); *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion of a proposal requesting that the board issue a sustainability report where the company had issued a corporate responsibility report addressing social, environmental and workplace policies and practices).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a company already addressed the underlying concerns and satisfied the essential objective of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. *See e.g., Exelon Corp.* (Feb. 26, 2010) (permitting exclusion of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company had adopted corporate political contributions guidelines); *Caterpillar, Inc.* (Mar. 11, 2008) (permitting exclusion of a proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives); *Wal-Mart Stores, Inc.* (Mar. 10, 2008) (same); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion of a proposal directing management to verify employment legitimacy of U.S. employees and to terminate employees not in compliance where the company confirmed it complied with existing federal law to verify employment eligibility and terminate unauthorized employees); *The Gap Inc.* (Mar. 16, 2001) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on child labor practices of the company's suppliers where the company had established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs and discussed child labor issues with shareholders); *Masco Corp.* (Mar. 29, 1999) (permitting exclusion of a proposal where the company adopted a version of the guidelines for qualification of outside directors as requested in the proposal with slight modifications and clarification as to one of its terms).

Middleby believes that it has substantially implemented the Proposal, the essential objective of which is for Middleby to provide information to shareholders relating to the environmental, social and governance policies and improvement targets involved in Middleby's operations. Middleby is committed to focusing on the energy efficiency of its products and targets to reduce their impact on the environment. This commitment is expressly set forth in Middleby's Annual Report on Form 10-K for the year ended January 2, 2016, an excerpt of which is attached hereto as Exhibit B and a copy of which is publicly available on Middleby's website.[1] Specifically, Middleby acknowledges that "its future success will depend in part on its ability to develop new products" and, thus, discloses that it endeavors "to improve existing products" and that "[m]uch of the company's research and development efforts...are directed to the development and improvement of products designed to reduce cooking and processing time, increase capacity or throughput, [and] reduce energy consumption." Middleby has "identified these issues as key concerns for most of its customers."

Middleby also has provided extensive disclosures that satisfy the Proposal's essential objective in its Sustainability Report (the "Sustainability Report"), a copy of which is attached hereto as Exhibit C and which is available on Middleby's website.[2] Pursuant to Middleby's environmental policies and emissions targets, the Sustainability Report provides that Middleby "continue[s] to reduce emissions and use alternative or renewable sources when possible for [its] energy needs" (page 3). Middleby further elaborates on its improvement targets by disclosing that it has "new products on the market and in development that focus on energy and water savings" (page 3). Another way in which Middleby endeavors to improve its environmental performance is through its coordinated efforts with its freight companies to enhance "operational efficiencies, reduce waste, and drive down fuel consumption and emissions" (page 3). The Sustainability Report also outlines Middleby's environmental improvement targets by explaining that each of Middleby's plant operations is "reviewed locally on a quarterly basis to review ongoing energy initiatives and search for further energy improvements" (page 18). Finally, regarding Middleby's social and governance improvement targets, the Sustainability Report provides that Middleby "believes in the importance of social responsibility in its business practices" and strives "to reach the highest standards in serving [its] communities, supporting [its] customers and employees, and caring for the environment" (page 8).

As described above, Middleby has provided extensive information in its Form 10-K and its Sustainability Report, both of which are publicly available on

---

1 See http://phx.corporate-ir.net/phoenix.zhtml?c=85145&p=irol-sec&secCat01.1_rs=21&secCat01.1_rc=10.

2 See http://phx.corporate-ir.net/phoenix.zhtml?c=85145&p=irol-govHighlights.

Middleby's website. These disclosures address Middleby's environmental improvement targets and, therefore, compare favorably with the Proposal. As a result, Middleby has satisfied the essential objective of the Proposal. Where a company has already acted favorably on an issue addressed in a shareholder proposal and has satisfied its essential objective, Rule 14a-8(i)(10) does not require the company and its shareholders to reconsider the issue. Accordingly, Middleby believes that its disclosures substantially implement the Proposal and that the Proposal is excludable under Rule 14a-8(i)(10).

V. Conclusion

For the foregoing reasons, Middleby respectfully requests the concurrence of the Staff that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10).

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Shilpi Gupta

Attachments

cc: Allan Pearce, Shareholder Advocate
Trillium Asset Management

Rev. Steve Davis, Minister of Administration & Church Operations
Plymouth Congregational Church of Seattle

Virginia W. Quick, Chief Financial Officer
Sierra Club Foundation

Cheryl I. Smith, Partner
Trillium Asset Management, LLC, Investment Advisor to the Trillium Small/Mid Cap Fund

EXHIBIT A

(see attached)



November 17, 2016

Corporate Secretary
The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois
60120

Dear Secretary,

Trillium Asset Management hereby submits the enclosed shareholder proposal with The Middleby Corporation (MIDD) on behalf of the Trillium Small/Mid Cap Fund, Plymouth Congregational Church of Seattle, and Sierra Club Foundation for inclusion in the Company's 2017 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, the Trillium Small/Mid Cap Fund, Plymouth Congregational Church of Seattle, and Sierra Club Foundation each hold more than $2,000 of MIDD common stock, acquired more than one year prior to today's date and held continuously for that time.

As evidenced in the attached letters, the Trillium Small/Mid Cap Fund, Plymouth Congregational Church of Seattle, and Sierra Club Foundation will remain invested in each position continuously through the date of the 2017 annual meeting. We will forward verification of each position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We welcome the opportunity to discuss the subject of the enclosed proposal with company representatives.

Please direct any communications to me at (503) 953-8345, or via email at apearce@trilliuminvest.com.

I would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Allan C Pearce

Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC

CC: Darcy Bretz, Investor Relations
Enclosures

ENVIRONMENTAL REPORTING AND GHG EMISSIONS

RESOLVED

Shareholders request The Middleby Corporation (Middleby) issue a sustainability report describing the company's environmental, social, and governance (ESG) policies, performance, and improvement targets, including a discussion of greenhouse gas (GHG) emissions management strategies and quantitative metrics. This report should be updated annually, be prepared at reasonable cost, and omit proprietary information.

SUPPORTING STATEMENT

Proponents believe tracking and reporting on ESG practices strengthens a company's ability to compete and adapt in today's global business environment, which is characterized by finite natural resources, changing legislation, and heightened public expectations for corporate accountability. Transparent, substantive reporting allows companies to better integrate and capture value from existing sustainability efforts, identify gaps and opportunities in policies and practices, enhance company-wide communications, and recruit and retain employees.

Support for the practice of sustainability reporting continues to gain momentum:

- In 2015, KPMG found that of 4,500 global companies 73% had ESG reports.
- CDP, representing 827 institutional investors globally with approximately $100 trillion in assets, calls for company disclosure on GHG emissions and climate change management programs. Seventy percent of the S&P 500 reported to CDP in 2015.
- One of the United Nations' Principles for Responsible Investment (PRI) is to seek "appropriate disclosure on ESG issues"; the PRI has more than 1,500 signatories with over $60 trillion in assets under management.

The link between strong sustainability management and value creation is increasingly evident. A 2012 Deutsche Bank review of 100 academic studies, 56 research papers, two literature reviews, and four meta-studies on sustainable investing found 89% of the studies demonstrated that companies with high ESG ratings showed market-based outperformance. Similarly, a report published by WWF, CDP, and McKinsey & Company, found that companies with GHG targets achieved an average of 9% better return on invested capital than companies without targets.

Middleby last published a Sustainability Report in 2010 and has a website highlighting some of the energy efficiency benefits of its products. However, Middleby has not recently disclosed quantitative metrics conveying the company's operational ESG performance, its GHG data, or established goals to improve environmental performance. In contrast, Assa Abloy, Cabot Corporation, Minerals Technologies, Cytec Solvay Group, and Lincoln Electric are examples of the numerous, small- to mid- sized industrial companies publishing sustainability metrics and improvement targets alongside qualitative supporting details.

As shareholders, we believe it is prudent for Middleby to disclose how it is managing its ESG impacts, which can pose significant reputational, legal, regulatory, and financial risk to the company and its shareholders. Without appropriate disclosure, investors and other stakeholders cannot adequately assess how MIddley is managing its material ESG risks and opportunities.

We recommend that the report include a company-wide review of policies, practices, and quantitative metrics related to ESG performance. The Global Reporting Initiative (GRI) index, CDP, and Sustainability Accounting Standards Board all provide resources and tools for guidance in developing this report.

Jonas Kron
Senior Vice President
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Plymouth Congregational Church of Seattle at Middleby Corporation for inclusion in its 2017 proxy materials concerning environmental sustainability.

Plymouth Congregational Church is the beneficial owner of more than $2,000 worth of Middleby common stock that Plymouth Congregational Church has held continuously for more than one year. Plymouth Congregational Church intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2017.

Plymouth Congregational Church specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Plymouth Congregational Church intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Plymouth Congregational Church understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Rev. Steve Davis
Minister of Administration & Church Operations
Plymouth Congregational Church of Seattle

10/20/2016
Date

Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC
721 NW Ninth Ave
Suite 250
Portland, OR
97209

Dear Mr. Pearce:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on behalf of Sierra Club Foundation at The Middleby Corporation (MIDD) on the subject of Environmental Reporting and GHG Emissions.

Sierra Club Foundation is the beneficial owner of more than $2,000 of MIDD common stock that it has held continuously for more than one year. Sierra Club Foundation intends to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2017.

I specifically give Trillium Asset Management, LLC full authority to deal, on Sierra Club Foundation's behalf, with any and all aspects of the aforementioned shareholder proposal. Sierra Club Foundation intends for all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. I understand that Sierra Club Foundation's name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Virginia W. Quick, Chief Financial Officer
Sierra Club Foundation

11/11/2016

Date


TRILLIUM
ASSET MANAGEMENT

Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC
721 NW Ninth Ave
Suite 250
Portland, OR 97209

Fax: 617 482 6179

Dear Mr. Pearce,

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of the Trillium Small/Mid Cap Fund at The Middleby Corporation (MIDD) for inclusion in its 2017 proxy materials concerning greenhouse gas emissions and environmental reporting.

Trillium Small/Mid Cap Fund is the beneficial owner of more than $2,000 worth of MIDD common stock that Trillium Small/Mid Cap Fund has held continuously for more than one year. Trillium Small/Mid Cap Fund intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2017.

Trillium Small/Mid Cap Fund specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Trillium Small/Mid Cap Fund intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Trillium Small/Mid Cap Fund understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal

Sincerely,

Cheryl I. Smith
Partner
Trillium Asset Management, LLC, Investment Advisor to the Trillium Small/Mid Cap Fund

November 15, 2016
DATE

The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 60120

December 1, 2016

BY EMAIL AND FEDERAL EXPRESS

Allan Pearce
Trillium Asset Management, LLC
721 NW Ninth Ave
Suite 250
Portland, OR 97209
apearce@trilliuminvest.com
(503) 953-8345

RE: Notice of Deficiency

Dear Mr. Pearce:

I am writing you to acknowledge receipt on November 21, 2016 of the shareholder proposal (the "Proposal"), submitted to The Middleby Corporation ("Middleby") by Trillium Asset Management, LLC, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Middleby's proxy materials for the 2017 Annual Meeting of Stockholders (the "Annual Meeting"), on behalf of Trillium Small/Mid Cap Fund, Plymouth Congregational Church of Seattle and Sierra Club Foundation (the "Proponents"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Middleby common stock for at least one year preceding and including the date that the proposal is submitted. In addition, the proponent must continue to hold at least this amount of common stock through the date of the Annual Meeting. A copy of Rule 14a-8 is attached to this letter as Exhibit A for reference.

Our records indicate that the Proponents are not registered holders of Middleby common stock. Please provide a written statement from the record holder of each Proponent's shares of Middleby common stock (usually a bank or broker) and a participant in the Depository Trust Company ("DTC"), or an affiliate of a DTC participant, verifying that the Proponent had beneficially held the requisite amount of Middleby common stock continuously for at least one year preceding and including November 21, 2016, which is the date the Proposal was submitted to Middleby.

In order to determine if the bank or broker holding each Proponent's shares is a DTC Participant, the DTC's participant list can be checked, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories. If the bank or broker holding each Proponent's shares is not a DTC participant or an affiliate of a DTC participant, proof of ownership must also be obtained from the DTC participant or affiliate of the DTC participant through which the shares are held. The DTC participant or affiliate of the DTC participant should be identifiable by asking each Proponent's broker or bank. If the DTC participant or affiliate of the DTC participant knows the applicable Proponent's broker or bank's holdings, but does not know the Proponent's holdings, Rule 14a-8 can be satisfied by obtaining and submitting two proof of ownership statements verifying that, preceding and including the date the Proposal was submitted, the required amount of shares were continuously held for at least one year – with one statement from each Proponent's broker or bank confirming the Proponent's ownership, and the other statement from the DTC participant or affiliate of the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving ownership of the requisite amount of Middleby common stock, please see Rule 14a-8(b)(2) in Exhibit A.

The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Middleby reserves the right to seek relief from the SEC as appropriate.

Very truly yours,

Timothy FitzGerald
Chief Financial Officer

Enclosure

EXHIBIT A
§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a “say-on-pay vote”) or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.



December 5, 2016

Mr. Timothy Fitzgerald
Vice President and Chief Financial Officer
The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois
60120

Re: Notice of Deficiency

Dear Mr. Fitzgerald,

Per your request and in accordance with the SEC Rules, please find the attached authorization letters from Sierra Club Foundation, Plymouth Congregational Church of Seattle, and the Trillium Small/Mid Cap Fund as well as the custodial letters from Charles Schwab Advisor Services and U.S. Bank Fund Custody Trust Technology and Support Services documenting that each client holds sufficient company shares to file a proposal under rule 14a-8. Also please note in each authorization letter that each client intends to hold the aforementioned shares through the date of the company's 2017 Annual Meeting.

Please direct any communications to me at (503)953-8345, Trillium Asset Management, 721 NW Ninth Ave., Suite 250, Portland, OR, 97209; or via e-mail at apearce@trilliuminvest.com.

Sincerely,

Allan C Pearce

Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC

CC: Martin Lindsay, Corporate Treasurer

Enclosures

Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC
721 NW Ninth Ave
Suite 250
Portland, OR
97209

Dear Mr. Pearce:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on behalf of Sierra Club Foundation at The Middleby Corporation (MIDD) on the subject of Environmental Reporting and GHG Emissions.

Sierra Club Foundation is the beneficial owner of more than $2,000 of MIDD common stock that it has held continuously for more than one year. Sierra Club Foundation intends to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2017.

I specifically give Trillium Asset Management, LLC full authority to deal, on Sierra Club Foundation's behalf, with any and all aspects of the aforementioned shareholder proposal. Sierra Club Foundation intends for all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. I understand that Sierra Club Foundation's name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Virginia W. Quick, Chief Financial Officer
Sierra Club Foundation

11/11/2016

Date


charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 18, 2016

Re: THE SIERRA CLUB FOUNDATION ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 231 shares of MIDD common stock. These 231 shares have been held in this account continuously for at least one year prior to November 17, 2016.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Christopher Luke
Relationship Specialist

#1213-8191

Jonas Kron
Senior Vice President
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Plymouth Congregational Church of Seattle at Middleby Corporation for inclusion in its 2017 proxy materials concerning environmental sustainability.

Plymouth Congregational Church is the beneficial owner of more than $2,000 worth of Middleby common stock that Plymouth Congregational Church has held continuously for more than one year. Plymouth Congregational Church intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2017.

Plymouth Congregational Church specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Plymouth Congregational Church intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Plymouth Congregational Church understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Rev. Steve Davis
Minister of Administration & Church Operations
Plymouth Congregational Church of Seattle

10/20/2016
Date


charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 18, 2016

Re: PLYMOUTH CONGREGATIONAL CHURCH OF SEATTLE/Acct ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 347 shares of MIDD common stock. These 347 shares have been held in this account continuously for at least one year prior to November 17, 2016.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Christopher Luke
Relationship Specialist

#1213-8191



Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC
721 NW Ninth Ave
Suite 250
Portland, OR 97209

Fax: 617 482 6179

Dear Mr. Pearce,

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of the Trillium Small/Mid Cap Fund at The Middleby Corporation (MIDD) for inclusion in its 2017 proxy materials concerning greenhouse gas emissions and environmental reporting.

Trillium Small/Mid Cap Fund is the beneficial owner of more than $2,000 worth of MIDD common stock that Trillium Small/Mid Cap Fund has held continuously for more than one year. Trillium Small/Mid Cap Fund intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2017.

Trillium Small/Mid Cap Fund specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Trillium Small/Mid Cap Fund intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Trillium Small/Mid Cap Fund understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal

Sincerely,

Cheryl I. Smith
Partner
Trillium Asset Management, LLC, Investment Advisor to the Trillium Small/Mid Cap Fund

November 15, 2016
DATE



Fund Custody
Trust Technology and Support Services
1555 N. Rivercenter Drive, Suite 302
Milwaukee, WI 53212
usbank.com

December 5, 2016

Re: Trillium Small/Mid Cap Fund/Acct # ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that US Bank holds as custodian for the above client at least 231 shares of common stock in The Middleby Corporation (MIDD). These 231 shares have been held in this account continuously for at least one year prior to November 17, 2016.

These shares are held at Depository Trust Company under the nominee name US Bank.

This letter serves as confirmation that the shares are held by US Bank.

Sincerely,

Rhonda Campbell

Rhonda M Campbell

Trust Officer

EXHIBIT B

(see attached)

EXHIBIT B

Middleby's Annual Report on Form 10-K for the year ended January 2, 2016

Research and Development (Page 8)

"The company believes its future success will depend in part on its ability to develop new products and to improve existing products. Much of the company's research and development efforts at the Commercial Foodservice Equipment Group, the Food Processing Equipment Group and the Residential Kitchen Equipment Group are directed to the development and improvement of products designed to reduce cooking and processing time, increase capacity or throughput, reduce energy consumption, minimize labor costs, improve product yield and improve safety, while maintaining consistency and quality of cooking production and food preparation. The company has identified these issues as key concerns for most of its customers. The company often identifies product improvement opportunities by working closely with customers on specific applications. Most research and development activities are performed by the company's technical service and engineering staff located at each manufacturing location. On occasion, the company will contract outside engineering firms to assist with the development of certain technical concepts and applications."

EXHIBIT C

(see attached)

LOOKING AHEAD

CORPORATE SUSTAINABILITY REPORT - 2009












THE MIDDLEBY CORPORATION
A GLOBAL LEADER OF FOODSERVICE EQUIPMENT



Company Overview

The Middleby Corporation is a global leader in the foodservice equipment industry. The company develops, manufactures, markets, and services a broad line of equipment used for cooking and food preparation in commercial restaurants, institutional kitchens, and food processing operations throughout the world.

In this section, you will find information on the following topics:









Letter From the Chairman

Dear Friends,

Thank you for your interest in our corporate social responsibility initiatives.

Over the past decade, in the face of strong economic growth and unprecedented customer demand, we remained committed to sustainable development. Even as our company growth and company innovation reaches new levels, our environmental footprint continues to be in the forefront of every initiative we undertake.

Recently, the economic pendulum has swung in the other direction. Many companies are forced to cut spending, reduce employment, and scale back investments in R&D. These circumstances may tempt a detour in our sustainable development journey, but we believe current economic conditions make the pursuit of sustainability even more important to our business. Using energy, materials, and water more efficiently and reducing waste creates both economic and environmental benefits.

We are developing products that will benefit our customers economically and environmentally as well. Our customers, like customers everywhere, are looking for more value from Middleby products. They want equipment that uses less energy and water with a higher output. We are listening to our customers and are providing these solutions across all of the Middleby businesses.

Sustainable development continues to present a big opportunity for business growth and profitability. In the coming years we will demonstrate this to our stakeholders.

Our workplaces are safer than ever with safety metrics continuing to improve. In our facilities energy efficiency continues to be a focus. We continue to reduce emissions and use alternative or renewable sources when possible for our energy needs. We continue to challenge ourselves to meet these goals and closely partner with our customers so they may achieve their sustainability goals.

We have new products on the market and in development that focus on energy and water savings for the operator. We have new, efficient solutions for our customers through our national account team generating the best customer solutions using all of the Middleby brands. We are working with our freight companies to be more efficient, to improve our operational efficiencies, reduce waste, and drive down fuel consumption and emissions.

Our major focus for 2010 and beyond is to continue to make sustainable progress possible for our customers. We'll keep driving sustainability into our internal processes and resulting customer products. We believe ongoing research and development is key to solving energy and climate related challenges, and we are committed to R&D.

Thank you for reading our Corporate Sustainability Report. We encourage you to contact us with your suggestions as we truly welcome input and participation on our journey to a better world.

Sincerely,



Selim A. Bassoul
CEO and Chairman of the Board



Company Snapshot

The Middleby Corporation (NASDAQ: MIDD) is the worldwide leader in the manufacturing and distribution of a broad line of cooking, warming, and preparation equipment for the commercial restaurant and food processing industries. Headquartered in the Chicago area, Middleby has approximately 2,000 employees worldwide and has fourteen manufacturing facilities around the world including two European and two Asian facilities.


Sales by Region
18%
International Sales
82%
Domestic Sales


Company Breakdown
10%
Food Processing Equipment
90%
Commercial Foodservice Equipment

The Food Processing Equipment Group provides a broad array of innovative products for the food processing industry. These products include food preparation equipment, such as breading, battering, mixing, slicing, and forming equipment under the MP Equipment brand; cooking equipment including batch ovens, belt ovens, and coveyorized cooking systems under the Alkar brand; and food packaging and food safety equipment under the RapidPak brand.

The Commercial Foodservice Equipment Group serves all commercial kitchens. These include dine-in and carry-out restaurants of all types, institutions such as schools, hospitals, nursing homes, and the military. Middleby brands can also be found in convenience stores and supermarkets. Cooking equipment developed by the Middleby brands includes fryers, conveyor ovens, ranges, countertop equipment, baking ovens, food warmers, steamers, and pasta cookers.

Our Brands

Click the brands above to view more information.

Visit www.middleby.com to learn more about all of the Middleby brands.
For general inquiries and questions about all brands contact 603-230-5542.

Awards and Recognition

2010

- Middleby Marshall WOW! Oven receives National Restaurant Association Kitchen Innovations Award.
- The Energy Solutions Center presented a Partnership Award to Pizza Hut, Pitco, and Atmos Energy at the Technology & Market Assessment Forum in Dallas in February, 2010. This award was given to recognize work done to upgrade equipment in Pizza Hut's WingStreet locations to Pitco's High Efficiency Model SSH55R gas fryers. Energy monitoring was carried out by Atmos Energy, and Pitco provided upgrade kits and new equipment to support the test. The resultant energy savings for Pizza Hut was determined to be 25- 30% in restaurants using the upgraded or new Pitco equipment.

2009

- Middleby Marshall WOW! Oven receives Gas Food Equipment Network Product of the Year.
- Middleby Marshall WOW! Oven receives Chicago Sun-Times Innovation Award.

2008

- Carter-Hoffmann and Pitco receive NR Innovation Awards.

2007

- Blodgett receives Innovation Award.




KI
Kitchen Innovations
2010
AWARD
NATIONAL RESTAURANT ASSOCIATION
RESTAURANT, HOTEL-MOTEL SHOW
Gas Foodservice
Blue Flame Award
"Product of the Year"
2009
Middleby Marshall
WOW!

Financial Highlights

Dollars are in thousands, unless otherwise noted.

	2005	2006	2007	2008	2009
Net Sales	$ 316,668	$ 403,131	$ 500,472	$ 651,888	$ 646,629
Gross Profit	$ 121,653	$ 156,877	$ 192,365	$ 248,142	$ 250,628
Income from Operations	$ 57,972	$ 76,901	$ 92,933	$ 119,618	$ 111,441
Net Earnings	$ 32,178	$ 42,377	$ 52,614	$ 63,901	$ 61,156
EPS on Net Earnings (dollars)	$ 1.99	$ 2.57	$ 3.11	$ 3.75	$ 3.29
Weighted Average Shares	16,186,000	16,518,000	16,938,000	17,030,000	18,575,000
Working Capital	$ 7,590	$ 11,512	$ 61,573	$ 68,198	$ 70,670
Total Assets	$ 267,219	$ 288,323	$ 413,647	$ 654,498	$ 816,346
Total debt	$ 121,595	$ 82,802	$ 96,197	$ 234,700	$ 275,641
Stockholder Equity	$ 48,500	$ 100,573	$ 182,912	$ 227,960	$ 342,655


$800
$700
$600
$500
$400
$300
$200
$100
$ 0
316.7
403.1
500.5
651.9
646.6
'05
'06
'07
'08
'09

Net Sales


$80
$70
$60
$50
$40
$30
$20
$10
$ 0
32.2
42.4
52.6
63.9
61.2
'05
'06
'07
'08
'09

Net Earnings


$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
1.99
2.57
3.11
3.75
3.29
'05
'06
'07
'08
'09

EPS on Net Earnings

For stock performance chart, please click here.

Sustainability Commitment

The Middleby Corporation believes in the importance of social responsibility in its business practices. We strive to reach the highest standards in serving our communities, supporting our customers and employees, and caring for the environment. We believe this brings sustained, collective value to our shareholders, our employees, our customers, and society.

Running our Company in an environmentally responsible manner is good for the world environment and good for our business. We are working to conserve energy and reduce waste in both our day-to-day operations and in the products that we design and manufacture for our customers.

We are dedicated to serving our customers and their missions. We also strive to create a workplace in which the unique contributions of each employee are consistently respected.

With a worldwide reach, Middleby reviews local conditions in its approach to corporate social responsibility. To this end, the company supports many global charities and community activities. We are committed to benefiting the communities within which we, as well as our customers, operate.

At The Middleby Corporation we believe that we should go beyond the basics of ethical business practices and embrace our responsibility to our communities, people, and environment.







Product Development and Innovation

Middleby serves all the major worldwide foodservice chains (quick service, fast casual, pizza, hospitality, institutional, high end restaurant…) and, as a result, assists in the food preparation for millions of consumers daily. Accordingly, it is the Company's philosophy that the greatest contribution it can make to the world environment is to develop foodservice products that minimize their environmental impact, ensure food safety, and provide a safe kitchen environment for our customers.

For over ten years, the company has been a leader in developing innovative cooking equipment that is faster, more fuel efficient, less harmful to the environment, safer to operate, and ensures an end product that is healthy to consume. It is our belief and experience that creating products with these attributes creates a "win win" relationship with our customers.

Our focus on product development and innovation is paying big dividends. Over the past three years the company has introduced over 20 new products, which generate 20% of 2009 revenues. A few examples of the innovations incorporated into new product releases are as follows:

- Speed cook ovens that are 10x faster than standard designs.
- High speed conveyors that reduce cooking time by 30%.
- High efficiency frying systems.
- New energy management system technology that reduces energy consumption by 30%.
- Automated self cleaning ovens.
- Automatic filtration systems.
- Automatic pilot shut off systems.
- Waterproof controls.
- Cool to the touch external oven walls.
- Automatic "eye" sensors that shuts the oven down when food is not present.
- Incorporation of "No-Clog" burner systems.
- Use of induction cooking technology which exhibits considerable energy savings and provides a safe work environment.
- Ventless technology that eliminates the need for costly and inefficient overhead hood systems.



Product Development and Innovation

SUCCESS STORY:
Middleby Cooking Systems Group
Elgin, IL

Since 1998, Middleby has been a leader in the development of innovative Conveyor Ovens. The patented Energy Management System was a groundbreaking technology which lowered the natural gas consumption of our ovens by 30% and was independently verified by California Power and Light.

Since the 1998 introduction, additional refinements have been developed that result in the most efficient, safe, and fast conveyor ovens today. These advances in oven technology are significant when you consider that 130,000 Middleby conveyors are installed world wide cooking approximately 2 billion pizzas annually.

Middleby's latest conveyor oven, the Wow! Oven, combines the proven EMS system with a patented "Energy Eye" system that senses when the oven is not in use and reduces ovens energy output, producing energy savings of up to 45% over competing ovens. The Wow! Oven also uses the exclusive "Cool Skin" safety design that maintains an oven surface temperature below 120 degrees to provide a safe employee environment.

In 2009 the Wow! Oven was the recipient of the 2009 GFEN product of the year Blue Flame Award. The GFEN Product of the year is awarded to one appliance the judges choose as the best in gas technology and energy savings.

In 2010 the WOW! Oven was selected as a recipient of the National Restaurant Association Kitchen Innovations Award, highlighting the WOW! Oven's patented, proven energy-saving features.


KI
Kitchen Innovations
2010
AWARD
NATIONAL RESTAURANT ASSOCIATION
RESTAURANT, HOTEL-MOTEL SHOW


Middleby
Marshall


Gas Foodservice Equipment Network
ESC
Blue Flame Award
"Product of the Year"
2009
Middleby
Marshall
WOW!
OVEN

Product Development and Innovation

Click our products above to view more information.

Product Development and Innovation

Click the ads below to view them.


save 30%
WOW!


Incredibly Fast


THE ULTIMATE
Restaurant Range


EC-FRIENDLY
BLODGETT


RP-1000
Leading the way in
Packaging Technology
RAPID


Does Your Kitchen Need A
Fryer Stimulus Package?
Pitco

Product Development and Innovation

Middleby recently debuted www.greenstainless.com to highlight the company's energy saving, eco-friendly products.

Southbend, a Middleby company, is the only equipment manufacturer to offer customers the opportunity to build their own range online at www.buildmyrange.com.

Employees and the Workplace

Middleby believes that its success is directly related to its employees and is committed to fostering a premier workforce based on ethical values that embrace the diversity of team members working within a safe and productive environment, which provides multiple opportunities for career development and advancement.

A Focus on Ethics

Middleby is committed to promoting integrity, honesty, and professionalism in all of the Company's business activities. It is the Company's firm belief that our business success is dependent on our reputation for fairness and integrity. Accordingly, it is essential that the highest standards of conduct and professionalism be observed in all business activities conducted by our board members and employees with our customers, creditors, stockholders, suppliers, fellow employees, and the general public. As a result of this commitment to an ethical workplace, Middleby has established the Corporate Code of Ethics, which provides a roadmap to employees on the responsible conduct that is expected when carrying out the Company's business.

The Middleby Corporate Code of Ethics is distributed annually to employees and focuses on five core principles:

1. Obey all laws
2. Take care of customers
3. Treat co-workers with respect
4. Negotiate with suppliers in good faith
5. Reward shareholders

A copy of the Middleby Corporate Code of Ethics can be found in the investor section of the Company's home page at www.middleby.com.

Diversity

Building a workforce from diverse backgrounds and talents, whether based on race, religion, language, nationality, disability, age, or gender, assists the Company in understanding customer needs, identify worldwide diet habits, provides insight into emerging cooking trends, recognize worldwide kitchen standards, and create innovative products.

Employee Advancement

Middleby believes that offering opportunities for career development within the Company is an integral task in building and retaining a premier workforce. We are an equal opportunity employer and it is the Company's worldwide policy to select, place, and promote employees based on their individual qualifications for the work to be performed, as required by applicable laws, without discrimination in terms of race, religion, language, nationality, disability, age, or gender.


1,889 Middleby Employees
United States
Europe
Asia
Mexico/Latin America
Employees by Region

Employees and the Workplace

Health and Wellness

The Middleby Corporation maintains a consumer directed health plan featuring a health savings account for domestic employees. Each year the Company contributes 55% of the health plan deductible to employee's health savings account to assist in managing their annual medical costs. To maintain an equitable balance, employee medical contribution amounts are tiered by compensation and smoking status. It is the Company's philosophy that contributing a meaningful percentage of the health plan deductible will encourage employees to become proactive in managing their personal health care and educated on associated expenses.

To assist employees in the management of health care expenses the Middleby health plan also offers, free of charge, well baby/child care, well woman care, and immunizations. Employees also enjoy up to $1,200 in free adult preventative care, including physicals, each year.

To assist employees in monitoring serious health issues the medical plan offers a 24 hour nurse line, an employee assistance program, and disease management tools.

Given Middleby's decentralized organizational structure each location's human resources staff is responsible for coordinating local wellness initiatives based on employee feedback. These initiatives include free smoking cessation sessions, health club reimbursement, health risk appraisals, weight management assistance, and diet assistance.

Each location is encouraged to host an annual health benefits open house where employees can ask questions of plan providers. A number of the health benefit open houses include blood screenings and health risk assessments.

SUCCESS STORY:
Star Manufacturing, St. Louis, MO, Smithville, TN
In conjunction with the Vanderbilt Dayani Center for Health and Wellness, Star Manufacturing designed a voluntary wellness program that motivates and rewards employees and their spouses to monitor their health via a structured health and wellness program.

The Star Health and Wellness program is divided into three categories bronze, silver, and gold. Bronze requires employees to complete a health appraisal and blood screening. Silver requires bronze level screening, plus a tobacco free statement, and maintaining weight/cholesterol/blood pressure under certain thresholds. Gold level, includes bronze/silver requirements, and participation in wellness education sessions. In 2008, rewards for participating employees reached a maximum of $290/employee and $141/spouse.

RESULT: The Star Health and Wellness program has been an integral factor for Star Manufacturing to maintain employee medical costs that are 30% lower than other Middleby locations.


1,500
1,200
900
600
300
0
737.6
796.9
987.4
1,333.5
All numbers are in thousands $US.
2006
2007
2008
2009

Company Contributions

Employees and the Workplace

Workplace Safety

Middleby actively promotes a safe work environment for all employees. Communication and training are key elements to increase safety awareness of all worldwide employees. Employees are responsible for their own safety and are expected to alert management to any potential hazards that they observe. Annual training is conducted at each manufacturing location covering topics that are pertinent to local operations. In 2009, training topics included forklift safety, safe lifting, fire evacuation procedures, storm safety, and housekeeping reminders. Every other year each manufacturing location undergoes air quality and hearing testing.

Each of Middleby manufacturing locations maintains their own individual safety committee since each location utilizes different manufacturing processes and, as a result, have different operational risks. In general, safety committees meet quarterly to review workplace injury claims, discuss workplace risks, and devise mitigation plans as needed.

Middleby is committed to the goal of providing a safe, secure, and productive work environment free from harassment. The Company strictly enforces that all employees refrain from harassment or intimidation of any kind, including sexual, physical, or psychological. Harassment training is conducted at all domestic locations every other year.

As a result of our commitment to safety, we have experienced a consistent decrease in the number and severity of workplace accidents. In 2009 we recorded an injury incident rate of 6.2 claims per 100 employees and a workers compensation cost of $136/ea.




1,500
1,200
900
600
300
0
1,277
152
68
2007
2008
2009

Workers' Compensation Claims


15
12
9
6
3
0
13
13.9
7.2
Per 100 employees.
2007
2008
2009

Employee Lost Workdays

Employees and the Workplace

SUCCESS STORY:
Middleby Cooking Systems Group, Elgin, IL.

Middleby Cooking Systems Group ("MCSG") manufactures the Middleby Marshall Conveyor ovens which weigh approximately 500 pounds. Historically, the ovens were pushed from point to point in the plant on wheeled carts. The MCSG operation also experienced a high frequency of work related back and shoulder injuries.

Upon review of the workers compensation data the safety committee was able to determine that the injuries were being caused by employees lifting heavy materials or pushing the entire oven. As a result, the safety committee installed automatic lifting fixtures to lift heavy components on the manufacturing lines and required the use of pneumatic lift trucks to move the ovens throughout the plant.

RESULT: The incidence of work related injuries have dramatically decreased at MCSG. Since the 2008 inception of the program, the frequency of claims have declined by 30% and the severity of the claims has declined from over $10,000 per claim to under $1,000.



Responsible Manufacturing

Middleby is committed to managing our worldwide operations in a manner that not only provides a safe and secure work environment for our people, but also minimizes our impact on the planet. Given our decentralized operations, each operating location manages their respective energy efficiency initiatives.

For each location, plant operations are reviewed locally on a quarterly basis to review ongoing energy efficiency initiatives and search for further energy or water efficiency improvements. To better understand energy usage, each committee is urged to meet with their local utilities annually to review energy and water consumption.

The company targets annual energy efficiency improvements at each operation. For 2009, energy efficiency initiatives that were put in place was to transition to four day work weeks in summer months to ease energy consumption during peak hours, replacement of hazardous solvents with biodegradable cleaners, with assistance of local utility, review a load assessment to identify additional efficiencies, and maximize recycling activities of stainless steel, wood pallets, and cardboard.

Middleby's largest environmentally friendly activity focuses on the recycling of different gauges of stainless steel, cardboard, wood pallets, and fluorescent lights used in the manufacturing process. In 2009 alone Middleby has recycled more than 3 million pounds of stainless steel.

However, we must acknowledge that given our decentralized organizational structure we currently do not have a formal energy efficiency reporting structure in place. For the 2010 sustainability report we expect to report energy efficiency improvements in more detail.



Giving Back

The Middleby Corporation recognizes that by giving back to the communities with which we serve will greatly contribute to the long-term prosperity of the Company. By contributing to education, the environment, and social causes we help improve our communities for the future. Given our decentralized structure it is important that each operating location has the flexibility to direct their own philanthropic activities to causes that are the most important to local philanthropic concerns.

Examples of charities that Middleby companies support are as follows:

Charities

- American Red Cross
- Disaster Relief, Haiti and Katrina
- American Cancer Society
- American Heart Association
- Ronald McDonald House
- United Way
- Boy Scouts of America
- Special Olympics (national and local chapters)
- National Parkinson's Foundation
- Rainbows
- Livestrong
- Clearbrook
- National MS Society
- Caring Partners, Cuba

Education

- Culinary Institute of America (CIA)
- New York University
- Northwestern University
- Northern Illinois University
- University of Chicago
- Kendall College
- Elgin Community College
- College of DuPage

Local

- Local High Schools
- Chambers of Commerce
- YMCA
- Fraternal Orders of Police
- Chicago Urban League
- Chicago 2016 Olympic Bid Sponsor
- Chicago Museum of Science and Industry



THE MIDDLEBY CORPORATION

A GLOBAL LEADER OF FOODSERVICE EQUIPMENT

The Middleby Corporation

1400 Toastmaster Drive
Elgin, IL 60120
(847) 741-3300

www.middleby.com

Commercial Foodservice Brands

Anets
Blodgett
Bloomfield
Carter-Hoffmann
CookTek
CTX
Doyon
FriFri
Giga
Holman
Hounö
Jade
Lang
MagiKitch'n
Middleby Marshall
Middleby Worldwide
Nu-Vu
Pitco
Southbend
Star
Toastmaster
Turbochef
Wells

Food Processing Equipment Brands

Alkar
Rapid Pak
MP Equipment